METALLA COMPLETES C$15 MILLION EQUITY PLACEMENT WITH BEEDIE

FOR IMMEDIATE RELEASE	TSXV: MTA
October 23, 2023	NYSE AMERICAN: MTA

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla") (TSXV: MTA) (NYSE American: MTA) is pleased to announce that Beedie Investments Ltd. ("Beedie") has completed funding of the previously announced C$15 million equity placement (the "Equity Investment"), pursuant to which Beedie subscribed for 2,835,539 subscription receipts (the "Subscription Receipts") at a price of C$5.29 per Subscription Receipt.

Upon completion of the previously announced plan of arrangement involving Metalla and Nova Royalty Corp. ("Nova")(TSXV: NOVR) (the "Arrangement"), and subject to certain customary conversion conditions for a transaction of this nature (collectively, "Escrow Release Conditions"), each Subscription Receipt will convert into one common share of Metalla (each, a "Metalla Share") without payment of additional consideration or further action on the part of Beedie. The TSX Venture Exchange has conditionally accepted for listing the Metalla Shares issuable upon conversion of the Subscription Receipts, subject to receipt of final approval.

The proceeds of the Equity Investment will be held in escrow pending satisfaction of the Escrow Release Conditions. If the Escrow Release Conditions are satisfied on or before March 1, 2024, the escrowed funds will be released to Metalla. If the Escrow Release Conditions are not satisfied prior to March 1, 2024, the escrowed funds will be returned to Beedie, and the Subscription Receipts will be cancelled and have no further force or effect.

The proceeds of the Equity Investment will be used for the acquisition of royalties and streams, transaction expenses, and general and administrative expenses of the combined company following completion of the Arrangement.

The Subscription Receipts were offered on a private placement basis pursuant to an exemption from prospectus requirements of applicable securities laws and the securities issued under the Equity Investment will be subject to a statutory hold period of four months and a day in accordance with applicable securities legislation.

The Arrangement is expected to be completed in the final quarter of 2023.

ABOUT METALLA

Metalla provides shareholders with leveraged precious and strategic metal exposure through its royalties and streaming portfolio. Metalla's goal is to increase share value by accumulating a diversified portfolio of royalties and streams offering attractive returns. Metalla's strong foundation of current and future cash-generating asset base and experienced team provide Metalla the path to become one of the leading royalty companies.

For further information, please visit our website at www.metallaroyalty.com.

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email: kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as "forward-looking information"). Forward-looking information may be identified by the use of forward-looking terminology such as "plans", "targets", "expects", "is expected", "scheduled", "estimates", "outlook", "forecasts", "projection", "prospects", "strategy", "intends", "anticipates", "believes", or variations of such words and phrases or terminology which states that certain actions, events or results "may", "could", "would", "might", "will", "will be taken", "occur" or "be achieved". Forward-looking information in this news release includes: completion of the proposed Arrangement; release of the Equity Investment funds from escrow; the conversion of the Subscription Receipts; the expected use of proceeds from the Equity Investment; and the companies' assessments of, and expectations for, future periods. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances, including information in this news release regarding the Equity Investment, contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent the companies' expectations, estimates and projections regarding possible future events or circumstances. The forward-looking information included in this news release is based on the companies' opinions, estimates and assumptions in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors that they currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this news release is also based upon a number of assumptions, including the ability to complete the Arrangement and satisfy the Escrow Released Conditions. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, failure to receive the required shareholder, court, regulatory and other approvals necessary to effect the proposed Arrangement; the potential for a third party to make a superior proposal to the proposed Arrangement; that the combined company and its shareholders will not realize the anticipated benefits following the completion of the Arrangement; failure to obtain TSX Venture Exchange final approval in respect of the Equity Investment; failure to satisfy the Escrow Release Conditions; that the proceeds of the Equity Investment will not be used as announced; and those set forth under the caption "Risk Factors" in Metalla's annual information form, most recent management's discussion and analysis, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR+ website at www.sedarplus.ca and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov.

Although Metalla has attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to them or that they presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents the companies' expectations as of the date of this news release and is subject to change after such date. Metalla and Nova each disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

U.S. SECURITIES LAW DISCLAIMER

The securities issued pursuant to the Equity Investment have not been, and will not be, offered or sold in the United States or to U.S. persons absent registration under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and any applicable state securities laws, or available exemptions therefrom. Such securities are anticipated to be offered and sold in reliance upon available exemptions from registration requirements pursuant to the U.S. Securities Act and applicable exemptions under state securities laws. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.